Orckit-Corrigent’s Products and 3M Services Support Selected by Regional German Telecommunication Service Provider e.discom for New Packet Transport Network Deployment

New networking infrastructure will enable low latency and high priority traffic for carrier, enterprise and residential subscribers

Tel-Aviv, Israel – December 07, 2011 – Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that e.discom Telekommunikation GmbH, a regional German telecommunication service provider, has selected to deploy Orckit-Corrigent’s MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services' comprehensive support platform, to enable low latency and high priority traffic for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer. About one million US dollars initial purchase order was accepted and shipment started at 2011 third quarter.

"e.discom is deploying a next-generation packet transport network that will deliver strong quality-of-service under very well-defined service-level-agreements to our carrier and enterprise  customers," said Mr. Gunter Hoheisel, head networks and infrastructure of e.discom. "Orckit-Corrigent's solutions successfully completed telemetry tests that included delay and jitter measurements.
Together with 3M Services' GmbH support, we look forward to instantly leveraging Orckit-Corrigent's solutions to provide our customers with low latency and high priority broadband services,” added Mr. Gunter Hoheisel.

"This decision by e.discom, a regional service provider, highlights the German market’s acceptance of Orckit-Corrigent's innovative technologies and products," said Mr. Manfred Brandt, Managing Director of 3M Services. "We appreciate very much this decision and we are pleased to continue supplying e.discom with comprehensive, state-of-the-art technologies and customer care solutions."

Orckit-Corrigent’s CM-4000 portfolio is a series of small-, medium- and large-capacity Packet Transport Network switches that offer any combination of Ethernet, SDH and PDH services to facilitate migration towards a unified packet network. These switches are based on dual stack IP/MPLS and MPLS-TP, packet synchronization and circuit emulation technologies, and are designed to scale up the delivery of residential, business and mobile backhauling services in next-generation telecom networks.

"Orckit-Corrigent is pleased to include e.discom in our growing global customer base,” said Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communications. “Orckit is enjoying positive momentum and is seeing a strong increase in its customer base. Our deal with e.discom strengthens our position as a leading PTN vendor, and highlights our successful partnership with 3M Services."

About e.discom Telekommunikation GmbH
The e.discom Telekommunikation GmbH in Brandenburg and Mecklenburg-Western Pomerania has a modern and extensive telecommunication network based on its own fiber optic and copper cables e.discom provide high quality connections in the region and beyond. The e.discom was established in March 2000 from the merger of the in Oktober 1996 founded mevacom Telecommunication Services GmbH and some other regional companies With its headquarters in Rostock and an office in Potsdam, e.discom is now in two major locations North East Germany. e.discom is with the regional economic structures as familiar as with the specific requirements of businesses, municipalities and public institutions. Flexibility, professional competence and responsibility are the foundation of the comprehensive range of services in the areas of:
•	Transmission
•	Internet
In a quality on which you count and on terms that you can count on you, a solution made by e.discom is the right decision for your business!
For more information, please visit http://www.ediscom.de

About 3M Services GmbH
3M Services GmbH, part of the 3M Group which is represented in more than 70 countries, is a young, dynamic company providing full-service solutions in the telecommunications sector. Together with the 4,500 employees of 3M Deutschland GmbH 3M Services and 3M Deutschland GmbH generate a global turnover exceeding Euro 1 billion.
For more information, please visit http://www.3m-services.de/Telekommunikation/index.php

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il